4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204-487-7412 Fax: 204-488-9823

VIA SEDAR

January 13, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Toronto Stock Exchange

Attn: Statutory Filings

Dear Sir/Madame:

Re:	Medicure Inc. (the “Company”) Mailing of Second Quarter Financial Statements

We confirm that on January 13, 2005 the interim financial statements, issued by the Company for the three and six month periods ended November 30, 2004 were forwarded by mail to all shareholders on the Company’s registered mailing list maintained in accordance with National Instrument 54-101.

Yours truly,

Medicure Inc.

“Derek Reimer”

Derek Reimer
Chief Financial Officer